SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.___)*

General Environmental Management, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

36976P207
(CUSIP Number)

Kenneth Parzygnat
CVC California, LLC
One North Clematis Street, Suite #300
West Palm Beach, Florida 33401
Telephone: (561) 868-6060
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 36976P207	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS CVC California, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,166,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,166,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.0% of Common Stock
14	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 36976P207	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS ComVest Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,166,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,166,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.0% of Common Stock
14	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 36976P207	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS ComVest Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,166,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,166,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.0%
14	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 36976P207	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS ComVest Group Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,166,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,166,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.0%
14	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 36976P207	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Michael S. Falk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,166,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,166,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 36976P207	13D	Page 7 of 11 Pages

SCHEDULE 13D

EXPLANATORY NOTE

General Environmental Management, Inc., (the “Issuer”) entered into a Revolving Credit and Term Loan Agreement (the “Loan Agreement”) with CVC California, LLC (“CVC”) dated as of August 31, 2008, pursuant to which CVC received a Convertible Term Note (the “Note”) in an aggregate principal amount of $6,500,000 and warrants (the “Warrants”) to purchase shares of common stock, par value $0.001 per share of the Issuer (the “Common Stock”). The Note, which bears interest at a rate of 9.5%, is immediately convertible at the option of the holder into shares of Common Stock at a price of $3.00 per share and becomes due and payable on August 31, 2011. The Warrants are exercisable for 1,350,000 shares of Common Stock, at an exercise price of $0.60 per share, 1,350,000 shares of Common Stock at an exercise price of $1.19 per share, and 300,000 shares of Common Stock at an exercise price of $2.25 per share. Copies of the Loan Agreement, the Note, and the Warrants are attached as exhibits to this filing and incorporated by reference herein.

This Schedule 13D (this “Schedule 13D”) is being filed by CVC to disclose its beneficial ownership of 29.0% of the Issuer’s outstanding Common Stock.

Item 1. Security and Issuer

This on Schedule 13D relates to the Common Stock of the Issuer. The Issuer is organized as a Nevada corporation and has its principal executive offices at 3191 Temple Ave., Suite 250, Pomona, California 91768.

Item 2. Identity and Background

(a) This Schedule 13D is filed jointly by CVC, ComVest Capital, LLC (“Capital”), ComVest Capital Management LLC (“Management”), ComVest Group Holdings LLC (“CGH”) and Michael S. Falk (collectively, the “Reporting Persons”).

(b) Each Reporting Person has a business address of One North Clematis Street, Suite #300, West Palm Beach, Florida 33401.

(c) The principal business of CVC, Capital, Management and CGH is investing in and administering ownership of securities. Mr. Falk is the Chairman and the principal member of CGH.

(d) and (e) To the knowledge of each Reporting Person, none of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CVC, Capital, Management and CGH are limited liability companies organized under the laws of the state of Delaware. Mr. Falk is a citizen of the United States of America.

CUSIP No. 36976P207	13D	Page 8 of 11 Pages

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by CVC to purchase the Note and the Warrants was $5,000,000 and was furnished from the working capital of CVC. No funds were borrowed in connection with such purpose.

Item 4. Purpose of Transaction

The Reporting Person acquired the Note and Warrants in a commercial loan made in the ordinary course of its business.

Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect to any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) The Reporting Persons beneficially own Common Shares as follows:

Name	Number of shares of Common Stock	Sole or Shared Voting(2)	Sole or Shared Dispositive(2)	% of Total Outstanding(1)

CVC California, LLC	5,166,666	Shared	Shared	29.0%

ComVest Capital Management LLC	5,166,666	Shared	Shared	29.0%

ComVest Group Holdings, LLC	5,166,666	Shared	Shared	29.0%

Michael S. Falk	5,166,666	Shared	Shared	29.0%

Total:	5,166,666			29.0%

(1) The calculation of the percentage is based on 12,673,885 Common Shares outstanding as of August 13, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008.

(2) CVC directly beneficially owns the securities identified above in the form of a Convertible Term Note exercisable into 2,166,666 shares of Common Stock and in the form of warrants to purchase 1,350,000 shares of Common Stock at $0.60 per share, 1,350,000 shares of Common Stock at $1.19 per share and 300,000 shares of Common Stock at $2.25 per share. Capital indirectly beneficially owns the securities identified above by virtue of the fact that Capital is the sole member and the managing member of CVC. Management indirectly beneficially owns the securities identified above by virtue of the fact that Management is the managing member of Capital. CGH indirectly beneficially owns the securities identified above by virtue of the fact that CGH is the managing member of Management. In his capacity as Chairman and principal member of CGH, Mr. Falk shares indirect voting and dispositive power with respect to the securities indirectly beneficially owned by CGH and may be deemed to be the beneficial owner of such securities, although Mr. Falk disclaims beneficial interest in such securities other than that portion which corresponds with his membership interest in CGH.

(c) No Reporting Person has effected any transactions with respect to the Common Stock in the past 60 days, other than the transaction reported herein.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e) Not applicable.

CUSIP No. 36976P207	13D	Page 9 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Explanatory Note.

Item 7. Material to be Filed as Exhibits

Exhibit 1 - Agreement of Joint Filing, dated as of September 15, 2008, by and among the Reporting Persons.

Exhibit 2 - Revolving Credit and Term Loan Agreement between CVC and the Issuer.

Exhibit 3 - Convertible Term Note issued by the Issuer.

Exhibit 4 - Warrant No. CV-1, Warrant to Purchase Shares of Common Stock issued by the Issuer.

Exhibit 5 - Warrant No. CV-2, Warrant to Purchase Shares of Common Stock issued by the Issuer.

Exhibit 6 - Warrant No. CV-3, Warrant to Purchase Shares of Common Stock issued by the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 15, 2008

CVC CALIFORNIA, LLC

By:	/s/ Cecilio M. Rodriguez
Name:	Cecilio M. Rodriguez
Title:	Chief Financial Officer

COMVEST CAPITAL, LLC

By:	/s/ Cecilio M. Rodriguez
Name:	Cecilio M. Rodriguez
Title:	Chief Financial Officer

COMVEST CAPITAL MANAGEMENT LLC

By:	/s/ Cecilio M. Rodriguez
Name:	Cecilio M. Rodriguez
Title:	Chief Executive Officer

COMVEST GROUP HOLDINGS LLC

By:	/s/ Cecilio M. Rodriguez
Name:	Cecilio M. Rodriguez
Title:	Treasurer

/s/ Michael S. Falk
Michael S. Falk, Individually